Exhibit 99.1

Qunar Reports First Quarter 2015 Financial Results

Fourth consecutive quarter of revenue growth at 100% or above

BEIJING, June 1, 2015 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced its unaudited financial results for the first quarter ended March 31, 2015.

Highlights for the First Quarter of 2015

•                  Total revenues for the first quarter of 2015 were RMB671.1million (US$108.3 million), an increase of 100.0% year-on-year.

•                  Mobile revenues for the first quarter of 2015 were RMB398.5 million (US$64.3 million), an increase of 275.7% year-on-year, representing 59.4% of total revenues, compared to 31.6% in the corresponding period of 2014.

•                  Total Estimated Flight Ticket volume (TEFT) and Total Estimated Hotel Room-night volume (TEHR) for the first quarter of 2015 were 27.0 million and 10.7 million, respectively, an increase of 54.0% and 81.7% year-on-year.

“Qunar’s momentum for revenue growth and market share expansion across business lines remained robust in Q1 2015 as our quarterly GMV expanded to over RMB30 billion for the first time,” said Chenchao (CC) Zhuang, chief executive officer and co-founder of Qunar.

“We are one of the largest e-commerce companies in China and the fastest growing, and this is the fourth consecutive quarter that our year-on-year revenue grew 100% or above,” Mr. Zhuang added.  “Once again, mobile continued to be the key driver and now contributed 59.4% of our total revenues, thanks to our large and loyal mobile user base.”

“We will continue to capitalize the offline to mobile tailwind in the travel industry and to drive Qunar’s long-term growth with an aggressive and deliberate investment approach,” said Yilu Zhao, Chief Financial Officer of Qunar.

First Quarter 2015 Financial Results

Total revenues for the first quarter of 2015 were RMB671.1 million (US$108.3 million), an increase of 100.0% year-on-year and 29.1% quarter-on-quarter.

Mobile revenues for the first quarter of 2015 were RMB398.5 million (US$64.3 million), an increase of 275.7% year-on-year, representing 59.4% of total revenues.

Flight and flight related revenues for the first quarter of 2015 were RMB457.3 million (US$73.8 million), an increase of 94.3% year-on-year and 32.8% quarter-on-quarter. Year-on-year flight and flight related revenue growth was primarily due to a 54.0% increase in TEFT and a 26.1% increase in revenue per ticket.

Accommodation reservation revenues were RMB128.3 million (US$20.7 million), an increase of 107.6% year-on-year and 25.5% quarter-on-quarter. Year-on-year accommodation reservation revenue growth was primarily due to an 81.7% increase in TEHR and 14.3% increase in revenue per room night.

Gross profit for the first quarter of 2015 was RMB490.5 million (US$79.1 million), an increase of 87.1% year-on-year. Gross margin for the first quarter of 2015 was 73.1%, compared to 78.1% for the corresponding period of 2014 and 73.5% for the fourth quarter of 2014. The year-on-year increase in gross profit during the quarter was primarily due to the significant increase in total revenues, and was partially offset by an increase in online payment processing fees.

Product development expenses for the first quarter of 2015 were RMB287.1 million (US$46.3 million), an increase of 136.7% year-on-year, primarily due to an increase in salary, welfare and other expenses associated with headcount increases. Excluding share-based compensation expenses, product development expenses were RMB267.5 million (US$43.2 million), an increase of 152.6% year-on-year, and accounted for 39.9% of total revenues, compared to 31.6% for the corresponding period of 2014 and 43.4% for the fourth quarter of 2014.

Product sourcing expenses for the first quarter of 2015 were RMB124.4 million (US$20.1 million), an increase of 219.5% year-on-year, primarily due to an increase in product sourcing headcount. Excluding share-based compensation expenses, product sourcing expenses were RMB123.3 million (US$19.9 million), an increase of 222.0% year-on-year, and accounted for 18.4% of total revenues, compared to 11.4% for the corresponding period of 2014 and 20.9% for the fourth quarter of 2014.

Sales and marketing expenses for the first quarter of 2015 were RMB327.9million (US$52.9 million), an increase of 150.7% year-on-year, primarily due to an increase in salary and welfare expenses as a result of increased headcount, as well as an increase in online marketing expenses and advertising and other promotion expenses. The headcount expenses under sales and marketing were primarily expenses related to personnel with operational functions, including our customer service staff, photographers, editors, and staff responsible for data analysis. Excluding share-based compensation expenses, sales and marketing expenses were RMB320.2 million (US$51.6 million), an increase of 148.7% year-on-year, and accounted for 47.7% of total revenues, compared to 38.4% for the corresponding period of 2014 and 52.9% for the fourth quarter of 2014.

General and administrative expenses for the first quarter of 2015 were RMB132.1 million (US$21.3 million), an increase of 68.6% year-on-year, primarily due to an increase in share-based compensation, salary and welfare expenses associated with headcount increases. Excluding share-based compensation expenses, general and administrative expenses were RMB70.6 million (US$11.4 million), an increase of 91.2% year-on-year, and accounted for 10.5% of total revenues, compared to 11.0% for the corresponding period of 2014 and 11.6% for the fourth quarter of 2014.

Online marketing expenses for the Company’s Baidu Zhixin Cooperation for the first quarter of 2015 were RMB30.3 million (US$4.9 million), a decrease of 54.7% year-on-year. The decrease was primarily due to a significant decrease in Zhixin-related page views acquired during the period. Online marketing expenses from the Zhixin Cooperation Agreement were non-cash expenses and recognized ratably over the period of service required to earn each tranche of warrants based upon the estimated exercisable number of the Baidu warrants and the fair value of the warrants at each reporting date.

Operating loss for the first quarter of 2015 was RMB411.2 million (US$66.3 million), compared to RMB174.1 million in the corresponding period of 2014 and RMB666.6 million in the fourth quarter of 2014.

Operating loss on a non-GAAP basis, which excludes share-based compensation expenses of RMB89.9 million (US$14.5 million) and online marketing expenses from the Zhixin Cooperation Agreement of RMB30.3 million (US$4.9 million), was RMB291.0 million (US$46.9 million) for the first quarter of 2015. Operating margin (non-GAAP) for the first quarter of 2015 was negative 43.4%, compared to negative 13.8% in the corresponding period of 2014 and negative 55.2% in the fourth quarter of 2014. The year-on-year increase in operating loss was mainly attributable to continued investment in product development and product sourcing to drive business growth, especially development of the Company’s hotel direct business.

Fair value change in warrant liability for the first quarter of 2015 was RMB288.2 million (US$46.5 million), representing changes in the fair value of vested tranche of the Baidu warrants.  Such warrants were granted in previous year and continuously accounted for as a liability when vested and exercisable in the first quarter of 2015 and therefore measured at fair value at every reporting period until they are exercised or settled. No warrants were vested in 2014 and hence there was no such fair value change in the corresponding period of 2014 and the fourth quarter of 2014, respectively.

Net loss attributable to Qunar’s shareholders for the first quarter of 2015 was RMB701.2 million (US$113.1 million), compared to RMB183.6 million in the corresponding period of 2014 and RMB675.5 million in the fourth quarter of 2014. The increase in net loss was primarily due to reasons mentioned above.  Basic and diluted net loss per ADS for the first quarter of 2015 was RMB5.85 (US$0.96).

Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses of RMB89.9 million (US$14.5 million), online marketing expenses from the Zhixin Cooperation Agreement of RMB30.3 million (US$4.9 million) and fair value change in warrant liability of RMB288.2 million (US$46.5 million), for the first quarter of 2015 was RMB293.4 million (US$47.3 million), compared to adjusted net loss of RMB55.7 million in the corresponding period of 2014 and adjusted net loss of RMB295.9 million in the fourth quarter of 2014.

Adjusted EBITDA (non-GAAP), defined as net loss before income tax expense, depreciation and amortization, interest expense, further adjusted to exclude share-based compensation expenses of RMB89.9 million (US$14.5 million), online marketing expenses from the Zhixin Cooperation Agreement of RMB30.3 million (US$4.9 million), fair value change in warrant liability of RMB288.2 million (US$46.5 million), for the first quarter of 2015 was negative RMB262.5 million (US$42.4 million), compared to negative RMB45.8 million in the corresponding period of 2014 and negative RMB268.8 million in the fourth quarter of 2014.

As of March 31, 2015, Qunar had cash and cash equivalents, restricted cash and funds receivable of RMB1.4 billion (US$232.3 million). Qunar entered into a US$300 million revolving credit facility agreement with Baidu on February 27, 2014. The agreement has a term of three years and any drawdown bears an annual interest rate of 90% of the benchmark lending rate published by the People’s Bank of China and shall be repaid within three years from the drawdown date. We may repay our outstanding debt obligation at maturity either by cash or by our shares. The applicable share conversion price will be determined by the prevailing share price at the maturity date. On March 12 and May 4, 2015, Qunar drew down RMB507 million and RMB627 million, respectively, from Baidu according to the revolving credit facility agreement with the plan to use the funds for the Company’s operational and investment needs. As of April 30, 2015, Qunar had 224,299,179 Class A ordinary shares and 136,123,641 Class B ordinary shares outstanding.

Recent Events

On May 8, 2015, we received an unsolicited offer from Ctrip.com International, Ltd., or Ctrip, to acquire all of our outstanding shares.  After careful consideration of such offer, we declined to pursue it in a letter response dated June 1, 2015.  However, consistent with our policy to consider all potential strategic opportunities that may benefit our company and our shareholders, we remain open to engaging in further discussions with Ctrip as well as with other strategic players in our sector.

On June 1, 2015, Baidu and we agreed to terminate the Zhixin cooperation agreement with immediate effect. We believe the termination is in the best interests of the shareholders of both companies.  Under this agreement, in consideration of the Zhixin page views Baidu delivered to us in 2014, Baidu was granted warrants exercisable for 11.45 million of our class B ordinary shares and Baidu fully exercised such warrants today.  There will be no additional warrants granted to Baidu under this agreement. In connection with the termination of the Zhixin cooperation agreement, Baidu agreed to pay us a fee of RMB207 million. Baidu’s undertaking and support for us, including their non-compete commitment in the travel space, will remain unchanged after the termination of the Zhixin cooperation agreement, and we do not expect the termination of this agreement to have any material impact upon our operations or financial condition.

On June 1, 2015, we also entered into a business cooperation agreement with Baidu, under which Baidu has agreed to grant Qunar an exclusive right to integrate hotel information and products into the PC and mobile app versions of Baidu Maps. Under this agreement, Qunar will display location-based hotel data through the Baidu Maps interface. Users can click on the displayed hotels to view hotels and to complete bookings. This cooperation will allow Qunar and Baidu to serve travelers with highly relevant real-time hotel information. This agreement will expire in May 2016 subject to the renewal negotiation between both parties.

Business Outlook

For the second quarter of 2015, Qunar expects year-on-year revenue growth in the estimated range of 105% to 110% and non-GAAP operating margin to be in the range of negative 90% to 100%, in comparison to negative 43.4% in the first quarter of 2015. The significant quarter-on-quarter increase in operating expenses is primarily due to stepped up discretionary expenditures to acquire new mobile users through offline channels, and to a lesser extent, increase in per person headcount expenses based on a relatively stable staff size.  Such offline marketing activities are expected to continue for the remainder of 2015 as the company continues to increase rapidly its mobile user base. Corresponding revenue growth is expected to be meaningfully less than the increase in marketing expenses in 2015, resulting in a decrease in non-GAAP operating margins.  The trend in year-on-year revenue growth and the non-GAAP operating margin for Q2 are expected to continue for the fiscal year 2015. Qunar continues to expect to turn profitable on a quarterly non-GAAP EBIT basis, by the end 2016. These forecasts reflect Qunar’s current and preliminary view based on current market and operating conditions, which is subject to change, and such change may be material.

Conference Call

Qunar’s management will hold an earnings conference call at 8:00 PM on June 1, 2015, U.S. Eastern Time (8:00 AM on June 2, 2015, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6823-2299
U.S.:	+1-631-514-2526
UK:	+44-20-3078-7622
Hong Kong:	+852-5808-3202
Mainland China:	400-120-0539

Passcode for all regions: 2556751

A replay of the conference call may be accessed by phone at the following number until June 9, 2015:

International:	+61-2-9641-7900
Passcode:	2556751

Additionally, a live and archived webcast of this conference call will be available at http://investor.qunar.com.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding our relationships with users and travel service providers; the execution of the business cooperation framework agreement with Baidu; its plans to invest in the technology platform; competition in our industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our prospectus and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Qunar’s consolidated financial results presented in accordance with United Statements Generally Accepted Accounting Principles (“GAAP”), Qunar also uses adjusted net income (loss), adjusted EBITDA and adjusted operating income (loss) as additional non-GAAP financial measures. These non-GAAP financial measures enable management to assess the Company’s operating results without considering the impact of noncash charges, including share-based payments, depreciation and amortization, online marketing expenses from the Zhixin Cooperation Agreement and fair value change in warrant liability. Furthermore, these non-GAAP financial measures eliminate the impact of items that Qunar does not consider indicative of the performance of its business.

Qunar presents these non-GAAP financial measures because they are used by management to evaluate its operating performance, formulate business plans, and make strategic decisions on capital allocation. Qunar also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating performance and consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of its peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A limitation of using these non-GAAP financial measures is that these non-GAAP measures do not include all items that impact the Company’s results of operations for the period. The table captioned “Reconciliations of GAAP and non-GAAP Measures” has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York on March 31, 2015, which was RMB6.1990 to US$1.00. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The percentages stated are calculated based on the RMB amounts.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Xiaolu Zhu

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-5764-6223

Email: ir@qunar.com

Qunar Cayman Islands Limited

Condensed Consolidated Balance Sheets

	December 31,	March 31,	March 31,
	2014	2015	2015
(In thousands except for number of shares and per share data)	RMB	RMB	USD
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	812,972	634,629	102,376
Restricted cash	236,929	361,193	58,266
Funds receivable	413,084	444,225	71,661
Accounts receivable, net	165,404	231,647	37,368
Due from related parties	39,951	62,244	10,041
Prepayments and other current assets	259,734	324,560	52,357
Deferred tax assets, current	22,859	23,892	3,854
Total current assets	1,950,933	2,082,390	335,923

Non-current assets:
Property and equipment, net	149,307	164,360	26,514
Intangible assets,net	2,849	12,639	2,039
Goodwill	—	10,755	1,735
Long-term Investment	103,175	412,216	66,497
Other non-current assets	61,453	67,195	10,840
Total non-current assets	316,784	667,165	107,625

Total assets	2,267,717	2,749,555	443,548

LIABILITIES AND DEFICIT

Current liabilities:
Customer advances and deposits	258,992	276,634	44,626
Due to related parties	6,305	530,531	85,583
Accounts payable	19,813	34,290	5,532
Salaries and welfare payable	201,433	257,257	41,500
Income tax payable	22,821	23,815	3,842
Accrued expenses and other current liabilities	1,155,547	1,304,157	210,381
Warrant liability	701,776	1,017,898	164,204
Total current liabilities	2,366,687	3,444,582	555,668

Non-current liabilities:
Deferred tax liability, non-current	—	1,408	227
Non-current liabilities	71,616	74,178	11,966
Total non-current liabilities	71,616	75,586	12,193

Total liabilities	2,438,303	3,520,168	567,861

Deficit:
Class A ordinary shares	1,426	1,426	230
Class B ordinary shares	831	839	135
Additional paid-in capital	2,069,313	2,161,167	348,632
Accumulated other comprehensive income	4,163	6,617	1,067
Accumulated deficit	(2,246,319)	(2,947,552)	(475,488)
Total Qunar Cayman Islands Limited’s shareholders’ deficit	(170,586)	(777,503)	(125,424)

Noncontrolling Interests	—	6,890	1,111

Total deficit	(170,586)	(770,613)	(124,313)

Total liabilities and deficit	2,267,717	2,749,555	443,548

Qunar Cayman Islands Limited

Condensed Consolidated Statements of Operations

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
(In thousands except for number of shares and per share(ADS) data)	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues(*)
Flight and flight related	235,375	344,427	457,266	73,765
Accommodation reservation	61,802	102,198	128,288	20,695
Display advertising services	15,566	26,742	21,135	3,409
Other services	22,729	46,391	64,387	10,387
Total revenues	335,472	519,758	671,076	108,256
Cost of Revenues	(73,347)	(137,679)	(180,547)	(29,125)
Gross profit	262,125	382,079	490,529	79,131
Operating expenses:
Product developments (Note 1)	(121,278)	(242,101)	(287,117)	(46,317)
Product sourcing (Note 1)	(38,919)	(110,557)	(124,352)	(20,060)
Sales and marketing (Note 1)	(130,788)	(278,850)	(327,855)	(52,888)
General and administrative (Note 1)	(78,324)	(102,893)	(132,061)	(21,304)
Online marketing expense for Baidu Zhixin Cooperation	(66,946)	(249,820)	(30,295)	(4,887)
Contract termination loss provision	—	(64,485)	—	—
Operating loss	(174,130)	(666,627)	(411,151)	(66,325)
Interest income, net	10,087	4,677	521	84
Foreign exchange loss, net	(17,423)	(7,452)	(958)	(155)
Other income, net	191	1,720	1,943	314
Fair value change in warrant liability	—	—	(288,226)	(46,496)
Loss before income taxes	(181,275)	(667,682)	(697,871)	(112,578)
Income tax expense	(2,304)	(7,780)	(3,878)	(626)
Net loss	(183,579)	(675,462)	(701,749)	(113,204)

Net loss attributable to noncontrolling interests	—	—	516	83

Net loss attributable to Qunar Cayman Islands Limited	(183,579)	(675,462)	(701,233)	(113,121)

Loss per share for ordinary shares:
Net loss per ordinary share—basic	(0.54)	(1.89)	(1.95)	(0.32)
Net loss per ordinary share—diluted	(0.54)	(1.89)	(1.95)	(0.32)

Loss per ADS(each ADS represents three class B ordinary shares):
Net loss per ADS—basic	(1.62)	(5.67)	(5.85)	(0.96)
Net loss per ADS—diluted	(1.62)	(5.67)	(5.85)	(0.96)

Weighted average number of ordinary shares:
Class A ordinary shares
Basic	302,850,254	238,411,887	224,299,179	224,299,179
Diluted	302,850,254	238,411,887	224,299,179	224,299,179

Class B ordinary shares
Basic	39,332,950	118,570,933	134,557,237	134,557,237
Diluted	342,183,204	356,982,820	358,856,416	358,856,416

Note 1: Includes share-based compensation expenses as follows:
Product developments	15,384	16,565	19,620	3,165
Product sourcing	620	1,761	1,044	168
Sales and marketing	2,063	4,127	7,699	1,242
General and administrative	41,417	42,775	61,510	9,923
Total share-based compensation expenses	59,484	65,228	89,873	14,498

* Staring from January 2015, we present our revenues by primary business lines of flight and flight related, accommodation reservation, display advertising services and other services. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

Reconciliations of GAAP and non-GAAP measures (in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Net loss	(183,579)	(675,462)	(701,749)	(113,204)
Add:
Share-based compensation expenses	59,484	65,228	89,873	14,498
Non-cash expenses relating to free user traffic contributed by Baidu	1,490	—	—	—
Online marketing expense for Baidu Zhixin Cooperation	66,946	249,820	30,295	4,887
Contract termination loss provision	—	64,485	—	—
Fair Value change in warrant liability	—	—	288,226	46,496
Adjusted net loss (non-GAAP)(*)	(55,659)	(295,929)	(293,355)	(47,323)
Add:
Income tax expense	2,304	7,780	3,878	626
Depreciation and amortization	7,579	19,395	25,516	4,116
Interest expense	—	—	1,420	229
Adjusted EBITDA (non-GAAP) (**)	(45,776)	(268,754)	(262,541)	(42,352)

Operating loss	(174,130)	(666,627)	(411,151)	(66,325)
Add:
Share-based compensation expenses	59,484	65,228	89,873	14,498
Non-cash expenses relating to free user traffic contributed by Baidu	1,490	—	—	—
Online marketing expense for Baidu Zhixin Cooperation	66,946	249,820	30,295	4,887
Contract termination loss provision	—	64,485	—	—
Adjusted operating loss(non-GAAP)(***)	(46,210)	(287,094)	(290,983)	(46,940)

*Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc., online marketing expenses for Baidu Zhixin Cooperation, contract termination loss provision and fair value change in warrant liability.

** Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expense, non-cash expenses relating to free user traffic contributed by Baidu, Inc., online marketing expenses for Baidu Zhixin Cooperation, contract termination loss provision and fair value change in warrant liability.

*** Adjusted operating loss(non-GAAP), defined as operating loss excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc., online marketing expenses for Baidu Zhixin Cooperation and contract termination loss provision.